UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Eyenovia, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

30234E 104
(CUSIP Number)

Stuart M. Grant 11 Summit Lane Greenville, DE 19807 302 449-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30234E 104		Page 2 of 4
1		NAME OF REPORTING PERSON: Stuart M. Grant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,942,361 (1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,942,361 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.96% (2)
14		TYPE OF REPORTING PERSON
IN

Explanatory Note: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on May 4, 2020 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1 thereto on August 24, 2020 ( “Amendment No. 1”), (ii) Amendment No. 2 thereto on November 13, 2020 (“Amendment No. 2”), (iii) Amendment No. 3 thereto on June 10, 2021 (“Amendment No. 3”) and Amendment No. 4 thereto on December 27, 2021 (“Amendment No. 4”), Amendment No. 5 thereto on February 4, 2022 ("Amendment No. 5") collectively with this Amendment are referred to as the “Schedule 13D”). Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

(a)-(j).  The Reporting Person has sold all of his shares of Common Stock in the Issuer and currently only owns warrants to purchase an aggregate of 3,942,361 shares of Common Stock at an exercise price of $0.69 per share. Warrants to acquire 677,430 shares of Common Stock are currently exercisable and the balance of the Warrants are exercisable on and after January 1, 2025. The Reporting Person has no current intent to exercise any of such warrants.

The Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns warrants to acquire 3,942,361 shares of Common Stock, representing 3.96% of the Issuer’s Common Stock (1)(2).

(b)       The Reporting Person has the sole power to dispose or to direct the disposition of all of the warrants beneficially owned by him.

(c)        Between November 18, 2024 and December 3, 2024, the Reporting Person sold 6,971,792 shares of Common Stock in market transactions at an average price of $0.942 per share.

(d)       Not applicable.

(e)       The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's shares of Common Stock on December 2, 2024.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024	STUART M. GRANT

	By:	/s/ Stuart M. Grant
	Name	Stuart M. Grant
Title

FOOTNOTES

1.	Consists of (i) no shares of Common Stock and (ii) 3,942,361 shares of Common Stock issuable upon exercise of Warrants owned by the Reporting Person. Each Warrant is exercisable for a price per each full share of Common Stock of $0.69. Warrants to acquire 677,430 shares of Common Stock are currently exercisable and the balance of the Warrants are exercisable on and after January 1, 2025. Such Warrants have no voting power.

2.	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer's Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 5 of this Schedule 13D, by the sum of (i) the 95,441,611 outstanding shares of Common Stock of the Issuer as of November 8, 2024 (plus the 9 million additional shares sold by the Issuer as disclosed in its Form 8-K dated November 24. 2024) and (ii) the 3,942,361 shares of Common Stock issuable upon exercise of the Warrants owned by the Reporting Person.